SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE l3D
              Under the Securities Exchange Act of l934
                          Amendment No. 6
                      Intercargo Corporation
                         (Name of Issuer)

                    Common Stock, $1.00 par value
                   (Title of class of securities)

                             45844C108
                          (CUSIP Number)

                      Michael P. Maloney, Esq.
             Vice President, General Counsel and Secretary
                        Orion Capital Corporation
                           600 Fifth Avenue
                     New York, New York  10020
                           (212) 332-8080
-------------------------------------------------------------------

(Name, address and telephone number of person authorized to receive notices and communications)

Copies of all notices and communications should be sent to:

                      John J. McCann, Esq.
                  Donovan Leisure Newton & Irvine
                       30 Rockefeller Plaza
                      New York, New York l0112

                         November 18, 1996
-------------------------------------------------------------------
(Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this statement and is filing this statement because of Rule l3d-l(b) (3) or (4), check the following:

Check the following box if a fee is being paid with this statement:
[]

                  (Continued on following pages)


                        Page 1 of 7 Pages

CUSIP No.45844C108
----------------------------------------------------------------------
1)  Names of Reporting Persons      (a)  Orion Capital Corporation
    S.S. or IRS Identification           IRS No. 95-6069054
    Nos of Above Persons            (b)  Security Insurance Company
                                         of Hartford
                                         IRS No. 06-0529570
 ---------------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
    (See Instructions)
---------------------------------------------------------------------
3)  SEC use Only
----------------------------------------------------------------------
4)  Source of Funds                     (a)  AF
    (See Instructions)                  (b)  WC
----------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------
6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
----------------------------------------------------------------------
               (7)  Sole Voting
Number              Power                  1,899,223
of Shares      (8)  Shared Voting
Beneficially        Power
Owned by       (9)  Sole Dispositive       1,899,223
Each Reporting      Power
Person With   (10)  Shared Dispositive
                    Power
----------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        1,899,223
----------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)
----------------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                  24.8%
----------------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
     (See Instructions)                   (b) CO, IC

Item 1. Security and Issuer.
        -------------------


     This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Intercargo Corporation
("Intercargo"). The principal executive offices of Intercargo are located at 1450 American Lane, Schaumburg,
Illinois 60173.

Item 2.  Identity and Background.
         ------------------------


     This statement is filed by Orion Capital Corporation
("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York
10020, and one of its wholly-owned subsidiaries,  Security
Insurance Company of Hartford ("SICH"), a Connecticut cor-poration. The principal offices of SICH are located at 9
Farm Springs Drive, Farmington, Connecticut 06032. Orion owns all of the outstanding capital stock of SICH. SICH underwrites and sells most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets.
     This statement amends Items 2, 3 and 5 of the Schedule
13D dated September 14, 1993, as amended by Amendment No.
1 dated January 3, 1994, by Amendment No. 2 dated March 2,
1995, by Amendment No. 3 dated April 23, 1996, by Amendment
No. 4 dated May 9, 1996, and by Amendment No. 5 dated
July 24, 1996, each filed with the Commission by Orion and SICH, by revising such items in accordance with the information contained herein.
                              - 3 -

Item 3.  Source and Amount of Funds or Other Consideration.
       --------------------------------------------------
     The Intercargo Common Stock referred to in Item 5
hereof has been purchased with approximately $22,575,757 from the general investment funds of SICH.


Item 5.  Interest in Securities of Issuer.
         ---------------------------------

According to Intercargo's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, there were 7,648,981 shares of Intercargo Common Stock outstanding as of November 14, 1996. Orion may be deemed to be the beneficial owner of all shares of Intercargo Common Stock owned by SICH. SICH owns 1,899,223 shares in the aggregate or approximately 24.8% of Intercargo's Common Stock.
During the past sixty days, SICH purchased a total of 64,475 shares of Intercargo Common Stock on the dates and at the prices set forth in Appendix A hereto. All of the shares purchased by SICH were purchased in open market transactions on NASDAQ.

                         Signatures
                         -----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    ORION CAPITAL CORPORATION



                    By:/s/ Michael P. Maloney
                       -------------------------
                       Vice President, General

                       Counsel and Secretary



                    SECURITY INSURANCE COMPANY OF HARTFORD


                    By:/s/ Michael P. Maloney
                       -----------------------
                       Senior Vice President





Dated:  December 9, 1996

                        APPENDICES


APPENDIX                                            Page
-------                                             ----

 A                 Purchases of Intercargo            7
                   Common Stock by SICH

                      APPENDIX A


     Purchases of Intercargo Common Stock by SICH

                    Number of       Price Per Share
Date                Shares         (including commission
-----               ----------      --------------------

10/15/96             12,000               8.875
10/22/96              3,000               8.625
10/23/96              2,500               8.625
10/24/96                400               8.625
11/08/96              3,000               8.625
11/14/96              2,900               8.625
11/18/96             35,375               8.375
11/26/96                300               8.125
11/26/96              1,000               8.25
11/27/96              1,000               8.125
12/6/96               1,000               7.75
12/6/96               1,000               7.875
12/6/96               1,000               8.00






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